NEWMARKET GOLD ANNOUNCES APPOINTMENT OF DIRECTOR

Vancouver, B.C. – April 6, 2016 – Newmarket Gold Inc. (“Newmarket” or the “Company”)(TSX:NMI)(OTCQX: NMKTF) is pleased to announce effective immediately the appointment of Mr. Michael Vint as a Director of the Company. Mr. Vint is Vice President of Mining with Endeavour Financial, a leading financial advisor in the natural resources sector providing advice in project financing, structured finance and Mergers and Acquisitions.

Mr. Vint has also served on the Newmarket Advisory Board and has made significant contributions to Newmarket since first joining in Jan 29, 2014.

Mr. Vint brings to the Newmarket board extensive experience in mine operations, and construction, for precious and base metals; as well as corporate finance, mergers and acquisitions. Mr. Vint has spent the majority of his career working in mining operations across the United States and Canada, he then transitioned to the Research department of CIBC World Markets covering the gold sector. Prior to joining Endeavour Financial he served as a principal consultant on a variety of projects worldwide ensuring economic and environmental sustainability. Mr. Vint is a registered professional engineer in the Province of British Columbia and received his Mining Engineering degree from the Colorado School of Mines.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
T: 416.847.1847
E: llepore@newmarketgoldinc.com
www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.